AB 4/1

11021454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 01/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUSDAL FINANCIAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Wells Fargo Building, 220 Main Street
(No. and Street)

Davenport (City) IA (State) 52801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert B. Ausdal, Jr. 563-326-2064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Huckfeldt & Smith, PLC
(Name – *if individual, state last, first, middle name*)

2435 Kimberly Road Ste 290N (Address) Bettendorf (City) IA (State) 52722 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2011
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/1

OATH OR AFFIRMATION

I, Robert B. Ausdal, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ausdal Financial Partners, Inc., as of January 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

CONNIE HOECK
Commission Number 742253
My Commission Expires
August 14, 2012

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSDAL FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENTS

January 31, 2011

AUSDAL FINANCIAL PARTNERS, INC.
Financial Statements
January 31, 2011

Table of Contents

Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying statement of financial condition of Ausdal Financial Partners, Inc. as of January 31, 2011 and the related statements of income, changes in stockholders' equity, cash flows, and changes in liability subordinated to the claims of general creditors for the period then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ausdal Financial Partners, Inc. as of January 31, 2011, and the results of its operations, and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
March 24, 2011

Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272
Members: Iowa Society of CPAs • American Institute of CPAs • Private Company Practice Section of the AICPA

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Financial Condition
January 31, 2011

ASSETS

Cash	$	814,945
Receivables:		
Employee/Independent Contractors (Net of $7,257 Allowance)		136,003
Commissions		396,721
Prepaid Expenses		20,602
Securities Owned:		
Marketable at Market Value		20,356
Not Readily Marketable at Estimated Fair Value		90,000
Leasehold Improvements, Furniture and Equipment		
Net of Accumulated Depreciation of $161,310		33,030
Deposits with Clearing Organization		25,000
Total Assets	$	1,536,657

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		67,695
Commissions Payable		467,798
Deferred Revenue		455,668
Deferred Income Tax Liability		9,300
Total Liabilities		1,000,461
COMMITMENTS AND CONTINGENT LIABILITIES:		
Liability Subordinated to Claims of General Creditors		146,000
STOCKHOLDERS' EQUITY:		
Capital Stock, Common, Par Value $1 Per Share; 100,000 Shares Authorized; 21,727 Shares Issued and Outstanding		21,727
Additional Paid in Capital		163,792
Retained Earnings		204,677
Total Stockholders' Equity		390,196
Total Liabilities and Stockholders' Equity	$	1,536,657

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Income
For the 16 Month Period Ended January 31, 2011

Revenue:	
Commissions	$ 17,186,952
Gains and Losses on Principal Transactions, Including Unrealized Gains and Losses	10,240
Interest and Dividends	2,278
Investment Advisory and Other Fees	4,265,642
Reimbursed Expenses	(834)
	21,464,278
Expenses:	
Salaries and Commissions	19,849,473
Employee Benefits	155,431
Taxes and Licenses	130,818
Office and Equipment Leases	109,409
Office Supplies	39,670
Postage and Delivery	45,231
Advertising	74,447
Dues and Subscriptions	25,491
Auto, Travel, and Entertainment	45,645
Insurance	16,229
Repairs and Maintenance	25,463
Utilities and Telephone	56,056
Depreciation	20,868
Exchange and Clearance Fees	310,551
Regulatory Fees	129,335
Professional Fees	43,365
Other Fees	5,900
Interest Expense	27,945
Bad Debt Expense	4,825
Bank Charges	5,275
Managed Account Expenses	67,081
Private Placement Expenses	1,417
Seminars and Meetings	4,386
Website Hosting	7,598
Miscellaneous	19,494
	21,221,403
Net Income Before Income Tax Expense	242,875
Income Tax Expense	76,727
Net Income	$ 166,148

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Changes in Stockholders' Equity
For the 16 Month Period Ended January 31, 2011

	Capital Stock Issued	Additional Paid-in Capital	Retained Earnings	Total
Balances at October 1, 2009	$ 21,085	$ 153,423	$ 43,882	$ 218,390
Net Income-Period Ended January 31, 2011	0	0	166,148	166,148
Issuance of New Stock (See Note 12)	642	10,368	0	11,010
Dividends Paid	0	0	(5,352)	(5,352)
Balances at January 31, 2011	$ 21,727	$ 163,791	$ 204,678	$ 390,196

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Cash Flows
For the 16 Month Period Ended January 31, 2011

Cash Flows From Operating Activities:		
Net Income	$	166,148
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		20,868
Net Unrealized Gain on Securities Owned		(10,240)
Increase (Decrease) in Cash Due to Change in Operating Assets and Liabilities:		
Increase in Receivables - Employee/Independent Contractor		(58,040)
Increase in Receivables - Commissions		(22,709)
Decrease in Allowance for Doubtful Accounts		(1,751)
Decrease in Income Tax Refunds Receivable		37,500
Decrease in Prepaid Expenses		1,176
Decrease in Deposits		458
Increase in Accounts Payable and Accrued Expenses		37,108
Decrease in Commissions Payable		(74,981)
Increase in Deferred Revenue		416,816
Increase in Deferred Income Tax Liability		12,600
Net Cash Provided by Operating Activities		524,953
Cash Flows From Investing Activities:		
Purchase of Equipment		(25,412)
Net Cash Used by Investing Activities		(25,412)
Cash Flows From Financing Activities:		
Capital Stock Issued		11,010
Dividends Paid		(5,352)
Payments on Subordinated Debt		(25,000)
Net Cash Used by Financing Activities		(19,342)
Net Change in Cash		480,199
Beginning Cash		334,746
Ending Cash	$	814,945
Supplemental Disclosure of Cash Flow Information		
Cash Paid During The Period for:		
Interest	$	27,945
Income Taxes	$	50,146

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Changes in Liability Subordinated
to the Claims of General Creditors
For the 16 Month Period Ended January 31, 2011

Subordinated Borrowings at October 1, 2009	$	171,000
Payments on Subordinated Borrowings During Period Ended January 31, 2011		(25,000)
Subordinated Borrowings at January 31, 2011	$	146,000

The accompanying notes are an integral part of these financial statements.

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

For transactions in mutual fund shares, limited partnership interests, and variable products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not hold customer funds or securities or perform custodial services for customers. It effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

For the purposes of reporting of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Securities Transactions

Proprietary securities transactions (securities owned), commission revenues and related expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. As of January 31, 2011, the effect of transactions executed but not yet settled is not significant. Marketable securities owned are valued at market value as of January 31, 2011, with the resulting net unrealized gains and losses included in earnings of the current period.

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture, and equipment are carried at cost with depreciation computed using straight line method over the estimated useful lives of the assets.

Investment Advisory Fees

Investment advisory fees are recognized as earned.

Commissions

Commissions, and related clearing expenses, for publicly traded securities, are recorded on a trade-date basis as securities transactions occur. Commissions receivable and payable on private placement transactions are recognized when all documents have been completed, and funds received from the client.

Concentration of Credit Risks

The Company maintains a substantial amount of its cash in a prime money market fund held in custody by a major brokerage firm. This account had a balance of $123,680 at January 31, 2011, none of which is guaranteed or insured.

Note 1 - **NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided equal to the estimated uncollectible portion of employee and independent contractor receivables. This estimate is based on historical collection experience and a review of the current status of those receivables.

Note 2 - **CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

Included in cash and cash equivalents, as of January 31, 2011 is $207 which has been segregated in a "special reserve bank account for the exclusive benefit of customers". In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in this special account.

Note 3 - **SECURITIES OWNED**

Securities owned, at quoted market or estimated fair values, are summarized as follows:

Equity Securities	$ 110,356
Money Market Funds	123,680
	$ 234,036

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange, and no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company issuing said securities.

At January 31, 2011, the Company's equity securities include not readily marketable securities having an estimated fair value of $90,000.

Note 4 - PROPERTY AND EQUIPMENT

At January 31, 2011, the major classes of depreciable assets and their related accumulated depreciation consisted of the following:

Furniture and Fixtures	$	50,540
Computers and Other Equipment		143,800
		194,340
Less: Accumulated Depreciation		161,310
Net Property and Equipment	$	33,030

Note 5 - LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements, approved by the Financial Industry Regulatory Authority, with the officer-stockholders at January 31, 2011, are as follows:

Unsecured note, 10% due November 30, 2012	$	20,000
Unsecured note, 10% due November 30, 2012		41,000
Unsecured note, 10%, due March 31, 2012		25,000
Unsecured note, 10%, due March 31, 2012		60,000
Total Subordinated Borrowing	$	146,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6 - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to timing differences resulting from unrealized gain on securities owned, bad debt recognition, and book to tax depreciation differences. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either increase or decrease deductions and/or revenue when realized. Deferred tax assets and liabilities are reflected at the estimated income tax rate expected to be incurred when those events are realized.

Income tax expense for the period ended January 31, 2011 consisted of the following:

Tax at 35 Percent	$	85,006
State Taxes		15,749
Decrease in Expense Due to Tax Bracket		(36,628)
Timing		12,600
Total Income Tax Expense	$	76,727

Deferred income taxes consisted of the following at January 31, 2011:

		Current		Noncurrent
Deferred Tax Assets	$	1,500	$	0
Deferred Tax Liabilities		0		10,800
Total	$	1,500	$	10,800

Note 7 - DEFINED CONTRIBUTION PLAN

The Company sponsors a savings incentive match plan for employees (SIMPLE) covering substantially all of its employees. Contributions are determined by a Company matching contribution of 1% to 3% of participating employees' compensation. Company contributions to the plan totaled $15,605 for fiscal year ended January 31, 2011.

Note 8 - LEASE COMMITMENTS

The Company leases office space on a month-to-month lease. Equipment is also leased with a 30-day right of cancellation.

Note 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of January 31, 2011, the Company was operating under K(2)(i) exemption for mutual fund transactions and a K(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $66,698 as of January 31, 2011.

At January 31, 2011, the Company had net capital as computed under Rule 15c3-1 of the Securities and Exchange Commission of $280,436, which was $213,738 in excess of its required net capital of $66,698. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.567 to 1.

Note 10 - CONTINGENCIES

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by clearing the broker/dealer.

Note 11 - CONCENTRATIONS AND BUSINESS RISK

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 12 - CAPITAL STOCK TRANSACTIONS

On November 1, 2010 the Company issued 321 shares of stock to an individual in recognition of his value to the company. This individual is recognized for his services in the past without compensation or expectation of compensation. This same individual was issued an additional 321 shares of stock on January 2, 2011. The stock was issued at par value with a fair market value based on the September 30, 2010 net equity of the Company. The calculated value of the stock issued was recorded as a compensation expense with the difference between fair market value and par value recorded as an increase in Paid in Capital.

Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying financial statements of Ausdal Financial Partners, Inc. as of and for the period ended January 31, 2011, and have issued our report thereon dated March 24, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
March 24, 2011

Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272
Members: Iowa Society of CPAs • American Institute of CPAs • Private Company Practice Section of the AICPA

AUSDAL FINANCIAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
January 31, 2011

Total Stockholders' Equity from the Statement of Financial Condition		$ 390,196
Add Liabilities Subordinated to Claims of General Creditors Allowable in the Computations of Net Capital		146,000
Total Capital and Allowable Subordinated Liabilities		536,196
Deductions - Non-Allowable Assets		
Petty Cash	$ 36	
Security Not Readily Marketable, Net of Related Deferred Income Tax Liability	81,600	
Leasehold Improvements, Furniture and Equipment, Net of Accumulated Depreciation	33,030	
Unsecured Receivables	113,903	
Prepaid Expenses	20,602	
Cash on Deposit at CRD	1,062	250,233
Net Capital Before Haircuts on Securities Positions		285,963
Haircuts on Securities		
Trading and Investment Securities		5,527
Net Capital		280,436
Aggregate Indebtedness		
Accounts Payable, Accrued Expenses and Other Liabilities		532,663
Commissions Payable		467,798
Total Aggregate Indebtedness		1,000,461
Computation of Minimum Net Capital at 6 2/3% Aggregate Indebtedness		66,698
Minimum Net Capital Requirement of Reporting Broker		66,698
Excess Net Capital		213,738
Net Capital less 10% of Total Aggregate Indebtedness		180,390
Ratio of Aggregate Indebtedness to Net Capital		3.567 to 1
Reconciliation with Company's Computation of Net Capital (included in Part IIA of Form X-17A-5 as of January 31, 2011):		
Net Capital as Reported by Company (unaudited) FOCUS Report		310,335
Audit Adjustment to Allowance for Doubtful Accounts		(3,247)
Audit Adjustment to Accounts Payable		(21,272)
Audit Adjustment to Accrued Income Taxes		(4,480)
Audit Adjustment to Deferred Income Tax Liability		(900)
Net Capital - January 31, 2011		$ 280,436

AUSDAL FINANCIAL PARTNERS, INC.

SIPC Supplemental Report

For Period Ended January 31, 2011

Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments - Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2009 to December 31, 2010, which were agreed to by Ausdal Financial Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating Ausdal Financial Partners, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Ausdal Financial Partners, Inc.'s management is responsible for Ausdal Financial Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursements records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the FOCUS reports for the period from October 1, 2009 to December 31, 2010, with the amounts reported in Form SIPC-7 for the period from October 1, 2009 to December 31, 2010, noting no differences;

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272
Members: Iowa Society of CPAs • American Institute of CPAs • Private Company Practice Section of the AICPA

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Huckfeldt & Smith, P.L.C.
March 24, 2011

AUSDAL FINANCIAL PARTNERS, INC.
Schedule of SIPC Assessment Payments
Period Ended January 31, 2011

	Date Paid	Amount Paid
General Assessment for the Period October 1, 2009 to December 31, 2010		$ 11,630
Amount Paid with SIPC-6	4/27/10	4,571
Amount Paid with SIPC-7	2/24/11	7,059
Total Assessment Paid for Period Ended December 31, 2010		$ 11,630